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                             February 15, 2023

       Matthew Moore
       Chief Executive Officer
       Innerscope Hearing Technologies, Inc.
       2151 Professional Drive, Second Floor
       Roseville, California 9566

                                                        Re: Innerscope Hearing
Technologies, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed January 26,
2023
                                                            File No. 024-12138

       Dear Matthew Moore:

              We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to our comment, we may have additional comments.

       Offering Statement on Form 1-A filed January 26, 2023

       General

   1. You have checked the box indicating you meet the criteria for eligibility for the use of
                                                        Form 1-A, including the
criteria specified in Rule 251(b)(7) under the Securities Act. In this regard, we note
that you filed Forms 8-K during 2022, filed a Form 10-K for the fiscal year ended December 31,
2020 and a Form 10-Q for the fiscal period ended March 31,
                                                        2020 in late2022/early
2023, and have not filed any other periodic reports since your Form
                                                        10-Q for the period
ended September 30, 2019. Please provide us with an analysis of your current reporting
status and the nature of your filing obligations, so that we may further consider your
eligibility under Rule 251(b)(7).

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its
 Matthew Moore
Innerscope Hearing Technologies, Inc.
February 15, 2023
Page 2

compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222
with any questions.



FirstName LastNameMatthew Moore                           Sincerely,
Comapany NameInnerscope Hearing Technologies, Inc.
                                                          Division of
Corporation Finance
February 15, 2023 Page 2                                  Office of Trade &
Services
FirstName LastName